June 15, 2015

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington DC 20549
Attention: Mr. Larry Spirgel, Assistant Director

Re:    Liberty Global plc (the “Company”)
Form 10-K for period ended December 31, 2014
Filed February 13, 2015
File No: 000-35961

Dear Mr. Spirgel:

We submit this letter in response to the comment from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by a letter dated May 20, 2015 to our Chief Executive Officer, Mr. Michael Fries, relating to the Company’s Form 10-K filed for the period ended December 31, 2014.

The Staff comment requested us to rename the “operating cash flow” title of our performance metric for reportable segments in all future filings. We advise the Staff that we will comply with this request in all future filings of the Company.
* * *
In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or require any further information regarding this matter, please contact Bernie Dvorak at 303-220-6603, Leo Stegman at 303-220-6690.

Sincerely,
Liberty Global plc

By: /s/ Bernard G. Dvorak
Name:    Bernard G. Dvorak

Title:	Executive Vice President, Co-CFO

cc:    Bryan Hall (Liberty Global plc)
Rick Ehrman (KPMG LLP)
Robert Murray, Esq. (Baker Botts, LLP)
Leo Stegman (Liberty Global plc)